Exhibit 99.1
June 8, 2009
Mr. Alain Maquet
Ingram Micro Latin America
2100 NW 88 Court
Miami, FL 33172
Dear Alain:
The Human Resources Committee of the Board of Directors has authorized us to offer you the following compensation package, and we will ask that the Board of Directors elect you as a Senior Executive Vice President of the corporation and confirm your promotion to the position of President of the Europe, Middle East and Africa (EMEA) Region, effective July 1, 2009.
Your assignment to Miami, Florida has been completed and you will be repatriated to France and report directly to me. You will begin your new assignment on July 1, 2009. With this promotion, your salary grade will increase from an E6 to E7. Your base salary will increase from €370,000 annualized to €400,000 annualized, to be paid on the company’s regular French payroll cycle for the duration of this assignment. You will continue to participate in the Ingram Micro S.A.S. profit sharing scheme and French social insurance programs and will contribute at the applicable French employee rates. The company will deduct a French hypothetical tax from your monthly paychecks.
You will continue to participate in the 2009 Annual Executive Incentive Award Program. Effective with the date of your promotion, your target Incentive Award will increase from 55% to 70% of your base salary, which will apply to the second performance measurement period (Q3 through Q4 2009) under the Program. Effective with the start of the second performance measurement period, your Incentive Award will be based on the financial results of:
t	EMEA Region — Country Weighted Roll Up (60%),

t	EMEA Region — Aggregate results (20%), and

t	Corporate Aggregate results (20%),
Should the earned payment for the Q3-Q4 performance period fall below 100% of your target award, management will ask the Human Resources Committee to take into consideration the timing of your appointment to this position and your performance during the second half of the fiscal year, and at their sole discretion approve a special cash award payment to you. Any such recommendation and payment would not be under the 2009 Annual Executive Incentive Award Program and would be based upon the HR Committee’s evaluation of all aspects of your performance other than with respect to the performance goals set forth in the Program.

Alain Maquet
Benefits, Allowances & Relocation Agreement
June 8, 2009

In recognition of your promotion, the Human Resources Committee has approved the granting to you of the following additional performance shares based on the Company’s performance in fiscal year 2009 against pre-established Profit Before Tax (PBT) and Economic Profit (EP) goals:
t	7,858 shares under the Company’s 2009 Executive Long-Term Performance Share Program — Profit Before Tax. Restrictions on two thirds of the earned performance shares will lapse the later of the certification of the company’s performance and award achievement by the Human Resources Committee of the Board of Directors or on the second anniversary of the grant date. Restrictions on the remaining one third of the earned performance shares will lapse the later of the certification of the company’s performance and award achievement by the Human Resources Committee of the Board of Directors or on the third anniversary of the grant date.
t	7,858 shares under the Company’s 2009 Executive Long-Term Performance Share Program — Economic Profit. Restrictions on any earned performance shares will lapse the later of the certification of the company’s performance and award achievement by the Human Resources Committee of the Board of Directors or on March 2, 2012.
Your grants will be awarded effective the first New York Stock Exchange trading day in July 2009 a grant is allowed under the French sub-plan. Details regarding each of the 2009 Executive Long-Term Performance Share Programs will be distributed to you.
The foregoing equity grants represent a prorated annual long-term incentive award. Should you commence your role after July 1, 2009, the number of Performance Shares will be reduced proportionately and the date of grant delayed.
Ingram Micro agrees to provide relocation assistance for you and your family from Miami, Florida to Europe. Details regarding this assistance will be provided under separate cover.
This promotion is contingent upon successfully completing a background investigation and reference check by the Company.
Ingram Micro is a values-based company, which employs the highest ethical standards and demonstrates honesty and fairness in every action we take. The Code of Conduct (attached) affirms the company’s commitment to these high standards. By accepting Ingram Micro’s offer of employment, you agree to comply with our code of conduct and will be asked to annually provide affirmation to these standards.
If the preceding confirms your understanding of this offer, please sign both copies of this letter and return one original to Lynn Jolliffe, Executive Vice President, Human Resources. We ask you to respond within three (3) days of the receipt of this offer.

Alain Maquet
Benefits, Allowances & Relocation Agreement
June 8, 2009

We look forward to the contributions you will make to the growth and financial success of our EMEA business. If you have any questions you want to discuss with me, please do not hesitate to give me a call.
Sincerely,
Alain Monié
President and Chief Operating Officer
Ingram Micro Inc.
I have received a copy of this letter and accept the assignment as outlined above.

/ Alain Maquet		June 8, 2009

Alain Maquet	Date
Attachment: Code of Conduct

cc:	Greg Spierkel
Larry Boyd
Lynn Jolliffe
Tom Berry
Personnel File